United States securities and exchange commission logo





                              July 25, 2022

       Thomas P. Gallagher
       Chief Executive Officer
       Miami International Holdings, Inc.
       7 Roszel Road, Suite 1A
       Princeton, NJ 08540

                                                        Re: Miami International
Holdings, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 5,
2022
                                                            CIK No. 0001438472

       Dear Mr. Gallagher:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       General

   1. Refer to your response to comment 5. Please disclose your process for determining whether or not the
crypto asset services or products you plan to offer in the U.S. or to U.S.
                                                        persons are securities
under the federal securities laws and to ensure that you are not facilitating, or
engaging in, transactions of unregistered securities. In your response, describe your internal
policies and procedures that allow you to reach the conclusion that your products are not
securities. Please address in the last paragraph of the carryover risk factor on pages 37-38
the risks and limitations of internal policies and procedures, including that they are
risk-based judgments made by you and not a legal standard or
 Thomas P. Gallagher
Miami International Holdings, Inc.
July 25, 2022
Page 2
         determination binding on any regulatory body or court. Please also describe the consequences if it is subsequently determined that a particular product or services is a security.
2. Refer to your response to comment 4 and your disclosure that you do not custody crypto assets. Please address the items below.
             Explain in more detail your clearing activities and role for crypto-based products such as those of Bitnomial, including but not limited to a discussion of whether and how you facilitate delivery and whether and how your clearing services for these products differ as compared to clearing for non-crypto-related products, if at all.
             Also, clarify whether you clear all Bitnomial transactions for these products or only those for which an involved entity is an MGEX and / or Bitnomial member.
             Understanding that you do not custody crypto assets, clarify for us whether you have control over any crypto assets at any time in performing your duties and how you reached your conclusion.
             Tell us whether any of your entities have access to the private keys of crypto assets at any time and whether crypto assets are transferred through your systems.
             Clarify whether you accept crypto assets as non-cash collateral in any instance and whether you take possession of such assets (such as for liquidation purposes) in the event that a Clearing Member fails to perform its clearing obligations.
             Explain how you consider and quantify risks associated with clearing crypto-based products.
Prospectus Summary
Tax Rate Products, page 5

3. Refer to your response to comment 11 and tax rate product disclosures (e.g., page 102).
         Please quantify for us the trading volume and revenues contributed by SIG Index
         Licensing, LLC products (tax rate products) for applicable 2021 and 2022 quarterly periods.
Our Competitive Strengths
Multi-Asset Exchange Operator with Broad Portfolio Licenses, page 6

4. Refer to your response to comment 12. Please identify each cryptocurrency and digital asset product and service you offer that is regulated under either your DCO license or DCM license and clarify that none of these products are regulated under national securities exchange licenses.
Successful History of M&A Strategic Investments, page 6
FirstName LastNameThomas P. Gallagher
5. Refer to your response to comment 10. Please place the disclosure on page 5 in context
Comapany   NameMiamithe
       by summarizing    International  Holdings,
                            material aspects      Inc.
                                             of the strategic investments with
T3, Lukka, MEEG,
July 25,MidChains,
         2022 Page Vesica,
                   2        Statifi, Diamond Standard, and Options AI.
FirstName LastName
 Thomas P. Gallagher
FirstName  LastNameThomas
                    Holdings,P.Inc.
                                 Gallagher
Miami International
Comapany
July       NameMiami International Holdings, Inc.
     25, 2022
July 25,
Page  3 2022 Page 3
FirstName LastName
Our Growth Strategies, page 7

6. Refer to your response to comment 1. Please clarify that you have no current plans to offer futures contracts on any other crypto assets other than those discussed on pages 8 and 105.
Risk Factors, page 19

7. Refer to your response to comment 24. Please add a risk factor addressing the inverted pricing you have been experiencing in your Equities segment and the waiver of fees for certain new products in your Future segment.
Financial or other problems experienced by third parties, page 25

8. Refer to the first paragraph on page 26. Given the various categories of products you and your affiliates trade or hold, please discuss volatility in markets in addition to securities markets, such as commodities and cryptocurrencies markets, as well as related futures and options on these products. Discuss here all types of risk exposure (e.g. market, credit, interest rate, etc.) you are exposed to from the specific market actors, broker-dealers,
         DCOs, exchanges, clearing organizations, and counterparties. Include a cross-reference to expanded discussions relating to these types of entities and risks elsewhere in the prospectus.
Risks Related to Owning a Clearing House, page 26

9. Refer to your response to comment 15. Please specifically address the risks to you as the
         "exclusive venue" for clearing crypto asset products. To the extent these risks are mitigated because you do not take custody of any crypto assets, so state.
Our ability to implement or amend rules, page 37

10. You state here and in the next risk factor that "any crypto asset product traded or cleared must first be deemed a commodity under the Commodity Exchange Act, rather than a security under the federal securities laws." Please clarify who deems the crypto asset product a commodity: you or your affiliates, or a regulator such as the CFTC or SEC as part of applications and rule filings to trade the crypto asset product. Also summarize the determination process and considerations here and describe in greater detail on pages 100 and 122-23.
Changes in the legislative or regulatory environment, page 38

11. Refer to your response to comment 38. Please briefly explain here and on page 94 payment for order flow and its importance to you. Describe the legislative and regulatory proposals and the extent to which proposals that would restrict or prohibit payment for order flow arrangements may impact your transaction rebate model and business and financial condition, and the impact of these risks to investors. Thomas P. Gallagher
Miami International Holdings, Inc.
July 25, 2022
Page 4
Management's Discussion and Analysis of financial Condition and Results of Operations
Key Factors Driving Our Performance, page 64

12. Refer to your response to comment 25. Please discuss here how you use ADV, trading days and RPC metrics to manage the business and describe any limitations in using these metrics given the lack of comparable information for the metrics in the table on page 73.
         Please also discuss the reasons for period over period changes in the metrics in the table on page 72.
Industry Overview
U.S. Futures Market, page 92

13. Refer to your response to comment 36. Please disclose your market share for exchange-
         traded futures.
International Listings, page 100

14. Refer to your response to comment 2. Please describe the processes and procedures that prevent offers and sales to U.S. persons or persons located in the U.S. In this regard, it is
         not clear how limiting offers and sales to    qualified investors
would prevent offers and
         sales to U.S. persons or persons located in the U.S.
Our Proprietary Products, page 102

15. Refer to your response to comment 41. Please briefly describe your role and responsibilities in your collaborative effort with Advanced Fundamentals and with SIL.
Our Strategic Investments, page 106

16. Refer to your response to comment 3. Please describe the products you may list with
         MidChains and whether you intend to offer any of these to U.S.
investors.
Our Technology, page 108

17.      Refer to your response to comment 47. Please substantiate your statements that
         throughput is "exceptional," latency access is "ultra-low" and wire determinism is "best-
         in-class" and provide quantitative and qualitative context for these assertions.
Human Capital
Diversity, page 114
FirstName LastNameThomas P. Gallagher
18. Refer to your response to comment 49. Please briefly describe how the ESG Steering
Comapany    NameMiami
       Committee         International
                    measures           Holdings,
                             and evaluates       Inc.
                                           your progress on short-term and
long-term ESG and
July 25,diversity
         2022 Pagegoals.
                     4
FirstName LastName
 Thomas P. Gallagher
FirstName  LastNameThomas
                    Holdings,P.Inc.
                                 Gallagher
Miami International
Comapany
July       NameMiami International Holdings, Inc.
     25, 2022
July 25,
Page  5 2022 Page 5
FirstName LastName
Underwriting, page 178

19. You state on page 180 that "[a]s an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock." Please clarify what you mean by "open market"
         given this is your initial public offering and a market for your securities has not yet been established. To the extent that you are referring to the aftermarket, please provide your analysis for how such stabilizing may be engaged in without extending or continuing the initial "distribution" (and, thus, the "restricted period") for purposes of Regulation M.
20. Refer to the two paragraphs preceding the Pricing of the Offering section on page 180.
         Please disclose that this activity would only be engaged in to the extent the underwiters and their respective affiliates are able to so in accordance with the limitations and restrictions in Rules 101 and 102 of Regulation M.
        You may contact Cara Lubit at 202-551-5909 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting Legal Branch
Chief, at 202-551-3217 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Herbert F. Kozlov